Filed by Sunworks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sunworks, Inc.

(SEC File No.: 001-36868)

Date: October 7, 2020

Sunworks Announces $10 Million in Q3 Project Wins, Representing an Acceleration in Activity and Improving Market Conditions

$3.6 Million in Projects Signed in Last Week of Quarter

ROSEVILLE, CA –October 7, 2020 – Sunworks, Inc. (NASDAQ: SUNW) (“Sunworks”), a provider of solar power solutions for agriculture, commercial and industrial (“ACI”), public works and residential markets, today announced that the company signed $10 million in new commercial and agriculture projects in the third quarter, marking its strongest quarterly booking activity since the beginning of the COVID-19 pandemic in early 2020. The sales are comprised of 19 existing and new customers and total more than 4.4 MW for installation.

New projects awarded in the third quarter include $3.2 million for modular home sites in both Northern and Southern California; a $1.8 million follow-on project for a large agriculture customer and a $1.4 million project for a new agriculture customer; and a follow-on sale totaling $0.7 million in the Northeast for Cibao Meat Products, who will be building a 154kW parking canopy that will include 8 EV charging stations.

Chuck Cargile, Chairman of the Board of Sunworks said, “Much of our ACI sales activity has been on-hold since March 2020 as new and existing customers faced challenges and uncertainty caused by COVID-19. During the third quarter, our team worked diligently, encouraging customers to finalize their decision to invest in solar and take advantage of the various incentives currently offered. The most notable volume of third quarter sales were booked in the last week of September, and we are optimistic this momentum will continue into the fourth quarter as we signed two more large projects in the first week of October.”

“The increased sales activity positions us well for 2021 and demonstrates the continued demand for our solar solutions, particularly among agriculture and commercial customers,” Cargile continued. “This momentum is important as we advance our efforts to finalize the previously announced business combination with The Peck Company (NASDAQ: PECK), as detailed in the preliminary joint proxy statement/prospectus, filed by The Peck Company with the Securities and Exchange Commission on October 1, 2020. We believe the transaction with Peck will allow us to leverage combined synergies to create a larger solar solutions provider with greater geographical reach and enhanced financial resources which will benefit our partners, customers and shareholders.”

About Sunworks, Inc.

Sunworks, Inc. (NASDAQ: SUNW) is a premier provider of high performance solar power systems. Sunworks is committed to quality business practices that exceed industry standards and uphold its ideals of ethics and safety. Sunworks continues to grow its presence, expanding nationally with regional and local offices. Sunworks strives to consistently deliver high quality, performance-oriented solutions for customers in a wide range of industries including agricultural, commercial and industrial, state and federal, public works, and residential. Sunworks’ diverse, seasoned workforce includes veterans who bring a sense of pride, discipline, and professionalism to their interaction with customers. Sunworks is a member of the Solar Energy Industries Association (SEIA) and is a proud advocate for the advancement of solar power. For more information, visit www.sunworksusa.com

Forward Looking Statements

Matters discussed in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this press release, the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend,” “expect” and similar expressions identify such forward-looking statements. Forward-looking statements include all statements other than statements of historical fact contained in this press release, including statements regarding Sunworks’ future sales, revenue, financial position, and the potential Peck transaction, including any potential synergies related to the Peck transaction. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based largely on the expectations of Sunworks and are subject to a number of risks and uncertainties. These risks include, but are not limited to, risks and uncertainties associated with: the impact of economic, competitive, regulatory, environmental and other factors affecting Sunworks and its operations, markets and products; the impact of COVID-19 and the related federal, state and local restrictions on Sunworks’ operations and workforce, the impact of such restrictions on Sunworks’ customers, and the impact on Sunworks’ supply chain and availability of shipping and distribution; the prospects for sales, lower revenues, failure to earn profit, higher costs than expected, potential operating losses, ownership dilution, potential disruption from the integration with Peck, inability to repay debt, and the inability to complete projects within anticipated timeframes and costs; the impact of tariffs imposed by governmental bodies; the impact of national and local economies generally; Sunworks’ ability to access governmental assisted financing; and other factors detailed in reports filed by Sunworks. You should also review the risks described in “Risk Factors” in Part I, Item 1A of Sunworks, Inc.’s Annual Report on Form 10-K and in the other reports and documents Sunworks files with the Securities and Exchange Commission (the “SEC”) from time to time.

Any forward-looking statement made by Sunworks in this press release is based only on information currently available to Sunworks and reflects only as of the date on which it is made. Sunworks undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed transaction with Peck or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Additional Information and Where to Find It

In connection with the proposed transaction with Peck, on October 1, 2020, Peck filed with the SEC a registration statement on Form S-4 (Registration No. 333-249183) (the “Registration Statement”), which included a document that serves as a prospectus of Peck and a joint proxy statement of Sunworks and Peck (the “Joint Proxy Statement”). These materials have not yet been declared effective, are not yet final and may be amended. After the Registration Statement has been declared effective by the SEC, the Joint Proxy Statement will be delivered to stockholders of Sunworks and Peck. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNWORKS AND PECK ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Free copies of the Joint Proxy Statement, as well as other filings containing information about Peck and Sunworks, may be obtained at the SEC’s website, www.sec.gov, when they are filed. Stockholders and investors will also be able to obtain these documents, when they are filed, free of charge, by directing a request to The Peck Company Holdings, Inc., 4050 Williston Road, #511 South Burlington, Vermont 05403, Attention: Corporate Secretary, or by calling (802) 658-3378, or to Sunworks, Inc., 1030 Winding Creek Road, Suite 100, Roseville CA 95678, Attention: Corporate Secretary, or by calling (916) 409-6900, or by accessing Peck’s website at www.peckcompany.com under the “Company – Investors” tab or by accessing the Sunworks’ website at www.sunworksusa.com under the “Investor Relations” tab.

Participants in the Solicitation

Sunworks, and its respective directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Sunworks in connection with the proposed transaction. Information about Sunworks’ directors and executive officers is available in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on July 8, 2020. Information regarding all of the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Sunworks Investor Contact:

Rob Fink

FNK IR

p646-809-4048

rob@fnkir.com